January 16, 20187

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Bernard Nolan, Staff Attorney

Re:	Net Element, Inc.

Registration Statement on Form S-3 Filed January 8, 2018

File No. 333-222466

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments dated as of January 12, 2018 regarding the Company’s Registration Statement on Form S-3 that was filed on EDGAR on January 8, 2018 (the “Current Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Risk Factors

1.	You refer to new blockchain technology that is being developed by your blockchain business unit. Please expand your disclosure to provide a more specific description of your business unit, and discuss the effect of governmental regulations, if material. Refer to Item 101(h)(4)(iii) and (ix) of Regulation S-K. Please also tell us whether your blockchain technology business will involve holding or trading digital assets or cryptocurrencies.

In response to this comment, the Company has amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 1 to Form S-3) to (i) provide, beginning on page 3 of Amendment No. 1 to Form S-3, a more specific description of the development of the Company’s anticipated blockchain technology solutions; and (ii) expand, beginning on page 5 of Amendment No. 1 to Form S-3, the risk factors (including the effect of governmental regulations) related to Company’s anticipated blockchain technology solutions.

Further, in providing such anticipated blockchain technology solutions, the Company will not be holding any deposits nor trade in, digital assets or cryptocurrencies. The Company is committed to comply with the government regulations applicable to its anticipated blockchain technology solutions.

The Company hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 1.

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If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

__/s/ Jonathan New_________

Jonathan New

Chief Financial Officer

Net Element, Inc.

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